January 26, 2017

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery
Division of Corporation Finance
Mail Stop 3030
U.S. Securities and Exchange Commission
Recipient 100F Street, N.E.
Washington, D.C. 20549
William Burke Executive Vice President, Chief Financial Officer Tel: 781.356.9835 Email: bill.burke@haemonetics.com

Re:	Haemonetics Corporation
Form 10-K for the Year Ended April 2, 2016
Filed June 1, 2016
File No. 001-14041

Dear Mr. Cascio:

Please find our response to the comment contained in your letter dated January 12, 2017 below.
Cameo MoyCameo Moy
Form 10-K for the Year Ended April 2, 2016

Financial Statements

Note 14. Segment and Enterprise-Wide Information, page 85

1.
We note that on page 86 you provide certain non-GAAP operating income measures. Please revise future filings to remove non-GAAP measures from the footnotes to your financial statements. Refer Item 10(e)(1)(ii)(C) of Regulation S-K. In future filings provide a reconciliation of segment operation income that is consistent with the guidance in ASC 280-10-50-30 and 280-10-55-49.

Response:
We undertake in future filings to remove references to total segment income on a non-GAAP basis from the footnotes to our financial statements and provide a reconciliation of segment operation income consistent with the guidance in ASC 280-10-50-30 and 280-10-55-49.

We trust that the foregoing is responsive to your comments.

Haemonetics Corporation
400 Wood Road
Braintree, MA 02184-9114
Tel: 781.848.7100
www.haemonetics.com

In accordance with your request, we acknowledge that:

•    The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing

Sincerely,

/s/ William Burke
William Burke
Executive Vice President, Chief Financial Officer

Haemonetics Corporation
400 Wood Road
Braintree, MA 02184-9114
Tel: 781.848.7100
www.haemonetics.com